1. Name and Address of Reporting Person
   Harmeling, Mark M.
   6 International Drive
   Rye Brook, NY 10573
   USA
2. Issuer Name and Ticker or Trading Symbol
   Universal American Financial Corp. (UHCO)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   9/30/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              3000             D
Common Stock                                                                              1250             I           Son (Taylor)
Common Stock                                                                              1250             I           Son (Evan)
Common Stock                                                                              1250             I           Daughter
                                                                                                                       (Rachel)
Common Stock                                                                              1250             I           Daughter
                                                                                                                       (Ashley)

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $1.875                                               06/30/2007 Common                      1000     D
(Right to buy)                                                                 Stock
Stock Options  $2.25                                                12/08/2008 Common                      3000     D
(Right to buy)                                                                 Stock
Stock Options  $2.5                                                 06/30/2006 Common                      1000     D
(Right to buy)                                                                 Stock
Stock Options  $2.62                                                05/28/2008 Common                      4500     D
(Right to buy)                                                                 Stock
Stock Options  $3.12                                                06/30/2004 Common                      1000     D
(Right to buy)                                                                 Stock
Stock Options  $3.5                                                 06/30/2005 Common                      1000     D
(Right to buy)                                                                 Stock
Stock Options  $4                                                   11/09/2009 Common                      4500     D
(Right to buy)                                                                 Stock
Stock Options  $4.063                                               06/07/2010 Common                      4500     D
(Right to buy)                                                                 Stock
Stock Options  $5.75                                                05/24/2011 Common                      4500     D
(Right to buy)                                                                 Stock
Stock Options  $7.26    05/29/2002 A      V  4500        05/29/2005 05/29/2012 Common  4500     $0.0000    4500     D
(Right to buy)                               <F1>                              Stock

Explanation of Responses:

<F1>
Exercisable over a 3-year period; 33% on 5/29/03, 67% on 5/29/04 and 100% on 5/29/05.

SIGNATURE OF REPORTING PERSON
/s/ Mark M. Harmeling

DATE
10/01/2002